ORANGE 21 INC.
2070 Las Palmas Drive
Carlsbad, California 92009
(760) 804-8420

December 13, 2004

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attention: Eduardo Aleman, Staff Attorney

  Re:
  Orange 21 Inc.
  Registration Statements on Form S-1 and Form 8-A
  File No. 333-119024

Dear Mr. Aleman,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Orange 21 Inc. hereby requests that the effective date of its Registration Statements on Form S-1 (File No. 333-119024) and Form 8-A (collectively, the "Registration Statements") be accelerated so that the same will become effective at 5:30 p.m., Eastern time, on December 13, 2004 or as soon thereafter as practicable as the U.S. Securities and Exchange Commission (the "Commission") may determine.

Pursuant to your letter dated October 14, 2004 to Spy Optic, Inc., Orange 21 acknowledges the following in connection with this acceleration request:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statements have been declared effective by telephoning Christopher M. Forrester at (858) 342-4705.

Thank you for your attention to this matter.

Very truly yours,

Orange 21 Inc.

By:	/s/ BARRY BUCHHOLTZ
Name: Barry Buchholtz Title: Chief Executive Officer